

June 28, 2011

Via E-mail
Charles W. Ergen
Chief Executive Officer
Dish Network Corporation
9601 South Meridian Boulevard
Englewood, CO 80112

> Re: **Dish Network Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 000-26176**

Dear Mr. Ergen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 16

1. In your future filings, please delete the second sentence in the introductory paragraph to this section or affirmatively disclose that all material risks are described is this section. If risks are unknown or not deemed material, you should not reference them.

We rely on one or a limited number of vendors…, page 23

2. We note your disclosure that you "have historically relied on a single source for certain items." In your future filings, to the extent material, please identify these items and disclose whether you believe you would be able to access alternative supplies if your current source was unavailable.

Programming Contracts, page 62

3. We note that you do not include the costs of your programming commitments in your contractual obligations table. We also note that your ongoing payment obligations are fully contingent on the number of subscribers who receive the content. However, in light of the significance of these commitments and your belief that they will continue to increase, we believe that in your future filings you should disclose the aggregate amount of these payments for your last three fiscal years.

Liquidity and Capital Resources, page 57

4. We note that you had $6.515 billion of total debt outstanding as of December 31, 2010. In light of your significant outstanding debt, we believe you should provide additional disclosures regarding your outstanding debt obligations in your future filings. Specifically, we believe you should disclose the material restrictive and financial covenants under all of your outstanding indentures. Also, disclose whether you are in compliance with such covenants.

Notes to the Consolidated Financial Statements

14. Commitments and Contingencies, page F-42

5. We note that you are involved in a number of cases related to patent infringement and legal matters where the extent of your exposure to future losses is not clear. For example, it is not clear if you are subject to any exposure in the class actions lawsuit filed by Katz Communications, Northpoint Technology, Personalized Media Communications, Technology Development Licensing and Voom, among others. ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined. It does not appear that the Company has provided any quantitative information. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure.

6. For all of the loss contingencies discussed in this note, if you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, in your response please provide an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor at (202) 551-3268 or John Zitko, Attorney-Advisor at (202) 551-3399 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director